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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

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                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2007

                        Commission file number: 000-30910

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                          O2MICRO INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

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                 Grand Pavilion Commercial Centre, West Bay Road
                        P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                     (Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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Information furnished on this Form 6-K:


1.    Other Events

On August 17, 2007, O2Micro International Limited (the "Company") issued its Interim Results Announcement for the six months ended June 30, 2007, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. On September 20, 2007, the Company issued its Interim Report for the six months ended June 30, 2007, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

2.    Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)


                                  EXHIBIT INDEX


Exhibit
Number       Exhibit Title
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99.1         2007 Interim Results Announcement
99.2         2007 Interim Report

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       O2MICRO INTERNATIONAL LIMITED


October 17, 2007                       By: /s/ Sterling Du
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                                           Sterling Du
                                           Chief Executive Officer